

Mail Stop 3561

September 7, 2016

W. Rodney McMullen
Chairman of the Board and Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

> **Re:** **The Kroger Co.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 29, 2016**
> **Form 8-K Filed June 16, 2016**
> **File No. 1-00303**

Dear Mr. McMullen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2016

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

Segments, page 46

1. We note that you have aggregated all of your operating divisions into a single reportable segment, which you refer to as your retail operations. Please tell us the basis of organization of your operating divisions; for example, whether management has chosen to organize the entity around differences in products and services, store type or format or geographic areas. Please also tell us how you have complied with the requirement in ASC 280-10-50-21.a. to disclose this information.

2.   We note you have identified your Chief Executive Officer (CEO) as the chief operating
        decision maker (CODM). This appears to be a change from the prior year, when you
        identified the Chief Executive Officer, together with the Chief Operating Officer, as
        CODM. Please tell us the reasons for the change in your determination of the CODM.
        We also note there is no longer a named executive officer with the title of Chief
        Operating Officer, but there is now a new named executive officer title called Executive
        Vice President (EVP) of Retail Operations. Please describe and compare and contrast the
        historical role of the Chief Operating Officer and the current role of the EVP of Retail
        Operations.

3.   Please tell us the role of the CODM, or CEO in this case, and tell us the title and describe
        the role of each of the individuals who report to the CODM. If the EVP of retail
        operations does not report to the CODM, tell us the title and role of the person the EVP
        of Retail Operations reports to in the organization. Also identify and describe the role of
        each of your operating division managers.

Form 8-K Filed June 16, 2016

4.   Please tell us how you have complied with the guidance in Item 10(e)(1)(i)(A) and (B) of
        Regulation S-K with respect to your disclosure of FIFO gross margin and how you have
        complied with the guidance in Item 10(e)(1)(i)(A) with respect to your disclosure of non-
        GAAP return on invested capital.   This comment also applies to your Form 10-Q Filed
        June 28, 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

•   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products